Contact

www.linkedin.com/in/hansonli1 (LinkedIn)
www.saltpg.com (Company)

Top Skills

Information Technology
Alternative Investments
Food & Beverage Management

Hanson Li

CEO @ Peltier Technology: Modular, intelligent solid state refrigeration for grocery & life science | Chairman @ Humphry Slocombe Ice Cream | Stanford BA, MA, MBA

San Francisco, California, United States

Summary

I founded Peltier Technology to tackle the problem of Cold. Despite the many hundreds of billions we spend on the cold chain, there's still tremendous waste and inefficiencies. Yet, the tools we have for this fight - the compressor based refrigerator - hasn't changed in 100 years. Peltier builds connected and actively managed modular refrigeration based on sustainable solid state technology. Peltier is focusing on cold chain problems for food and life science, especially at the edge where modern day commerce and the on-demand economy has created incredible complexity.**** Peltier VisiFridges are shelf-based refrigeration that are plug-and-play on any shelf or counter. We help bring the Cold perimeter to center store, endcaps, and the check out - all without the need of floor space. **** Peltier Totes are warehouse-bin sized refrigeration that are drag-and-drop tools for our customers to optimize their eCommerce logistics and warehouse operations. Don't be tied down by the Cold room! All Peltier devices are embedded with IoT and connected to our cloud. For the first time, enterprise can now natively monitor refrigeration and manage temperature and electricity use.The TV, lightbulb, phone - even the doorbell and thermostat - has gone through the semiconductor, software, and connectivity evolution. The fridge, on the other hand, is frozen in time. Peltier is setting the standard of refrigeration for the next 100 years.

Experience

Peltier Technology
Chief Executive Officer
September 2024 - Present (2 years 2 months)
San Francisco Bay Area

Woodlands Market
Technology Advisor

March 2025 - Present (1 year 8 months)
San Francisco Bay Area

Advises CEO and management team on leading technology solutions

Salt Partners

17 years 10 months

Founder and Managing Partner

January 2014 - Present (12 years 10 months)
San Francisco Bay Area

Salt Partners Group is a food, beverage, and technology investment and development company. Our brick & mortar investment includes:
Humphry Slocombe Ice Cream
High-Proof (a SF based bar group that opened Horsefeather and Last Rites)
#B-Side
@LazySusan
Neighbor Bakehouse (a platform of retail and wholesale bakery roll-up)
Sohn Cafe

Our Technology Companies include:

Technology Advisor and Investor

January 2014 - Present (12 years 10 months)
San Francisco Bay Area

I'm a proud investor and advisor to:
* PlateIQ (now @ottimate, acquired by FTV Capital)
* Servy (acquired by Resy, then AmEx)
* Empower Delivery (acquired by Starbucks)
* Bikky
* Expo
* Meitre (Ritual)
* Workstream
* Mealogic

Food and Beverage Investor

January 2009 - Present (17 years 10 months)
San Francisco Bay Area

Proud Investor of:
* Saison (Michelin 2-star)
* Crenn Dining Group (where we were partners for 7 years. Exited)
* Pecking House (NYC)
* Hi-Lo Taco (Philadelphia)

* Ritual at Manresa (@ritualevents)

* Sanzo

* Impact Food

* Sufferfest Beer (acquired by Sierra Nevada)

* Nectar Hard Seltzer

* Apothekary

* Mila

Golden Gate Restaurant Association
Member Board Of Directors
January 2021 - Present (5 years 10 months)

San Francisco Bay Area

Center for Asian American Media
Board Member
November 2014 - Present (12 years)

Lazy Susan
Co-Founder
February 2021 - Present (5 years 9 months)

San Francisco Bay Area

Sunday Hospitality Group
Private Investor and Partner
January 2018 - Present (8 years 10 months)

San Francisco Bay Area

Zebo
Co-Founder and Partner
September 2001 - Present (25 years 2 months)

Holding Company of Halcyon, a coffeehouse/bar concept in Austin and San Antonio and Stella Public House, a wood fired pizza and craft beer restaurant

OpenTable
Member of The Board of Advisors
2021 - 2024 (3 years)

The Hina Group
Managing Director
August 2004 - April 2014 (9 years 9 months)

China focused merchant bank: investment banking + private equity investment. Helping companies raise capital from a global network of investors and advising on M&As. Investing in domestic high growth private Chinese companies, with a thesis on bringing world class resource in finance, operations, and governance and creating value leveraging our banking platform.

Mercer Management Consulting
Associate
June 2003 - September 2003 (4 months)

EqualFooting
VP of Operations and Strategic Analysis
January 2000 - April 2001 (1 year 4 months)

Built and managed operations for b2b emarketplace focused on small businesses in manufacturing and construction.

Capital One
Business Manager
August 1996 - December 1999 (3 years 5 months)

My last position at Capital One was Business Manager at America One, a fully owned subsidiary in the consumer telecom sector. I was responsible for improving customer economics through cross-sells. I also worked on various customer value drivers including retention, risk, and inbound/outbound sales. Landmark project included development of scope and requirements and leading the development for a Sales CRM system in 1997.

Education

Stanford University Graduate School of Business
MBA, MBA · (2002 - 2004)

Stanford University
BA, Human Biology · (1992 - 1996)

Stanford University
Master’s Degree, Sociology - Organizational Behavior · (1995 - 1996)